Exhibit 2

Dear Fellow PDC Energy, Inc. (“PDC”) Stockholder,

As investors are aware, the selection of a peer group can materially impact the appearance of relative performance. We believe that the peer group selected by PDC (the “PDC Peer Group”) and included in its 2019 proxy statement, is comprised of lower quality companies that make PDC’s relative performance look better by comparison.

Comparison Against the PDC Peer Group Yields Skewed Results

In our view, the companies selected for inclusion by PDC in the PDC Peer Group are not appropriate comparators to PDC for several principal reasons: 1) they are more highly levered than PDC, 2) most have smaller market capitalizations than PDC, and 3) importantly, most have assets that are materially lower in quality than PDC’s and are exposed to lower-quality basins than PDC.

We believe that the companies selected by PDC for inclusion in the PDC Peer Group have underperformed primarily due to their poor asset quality and high leverage levels. PDC’s portrayal of its performance relative to that of the PDC Peer Group skews the results in favor of PDC, creating the appearance that PDC has performed well. In the table below, we have identified those companies in the PDC Peer Group that we believe are appropriate comparators, and those that are not, and the related reasons why. We also assembled our own supplemental peer group of companies that we believe are more similar to PDC than its own selected group (the “Kimmeridge Peer Group”), the results of which are set out below. You will see that a comparison of PDC’s performance versus the Kimmeridge Peer Group paints a picture of a company that struggles to keep up with its similarly situated peers, leading a reasonable shareholder to conclude that PDC’s has clearly underperformed relative to peers.

Kimmeridge Analysis of PDC Peer Group

In addition to the above, Kimmeridge believes that Diamondback Energy (FANG) is also an appropriate comparator to PDC. While FANG is larger than PDC from a market capitalization perspective ($17.6 billion v. PDC’s $2.4 billion) and operates in both Permian sub-basins, we believe it is a best-in-class performer. PDC should endeavor to be as good as the best companies in the Permian Basin, not hold itself to a lower standard.

Kimmeridge Peer Group Performance – Kimmeridge Analysis

Kimmeridge has assembled a peer group for PDC (the “Kimmeridge Peer Group”) comprised of the following companies that we believe are more appropriate comparators to PDC than the internally compiled PDC Peer Group: CPE, CDEV, MTDR, XOG, SRCI, JAG and FANG. The information below represents PDC’s relative performance (measured as total shareholder return or “TSR”) compared with the PDC Peer Group and with ours.

One other factor is that since Kimmeridge has been acquiring PDC’s stock, and since it has been public about its intentions to put PDC back on a path to profitability, the company has materially outperformed its self-defined peer group. Kimmeridge believes this trend reflects the market’s view that the Kimmeridge nominees will be good for the company, a sentiment that has also been expressed by equity research analysts.

PDC Performance Compared to PDC Peer Group, Kimmeridge Peer Group and XOP

Lastly, we believe that the simplest comparison of performance is best achieved by looking at a blend of CDEV and SRCI, direct offset operators to PDC who have delivered a materially higher recycle ratio and have nearly identical assets from a geological perspective. Kimmeridge assigned an 80% weighting to SRC performance (DJ pure-play) and 20% to CDEV performance (Delaware pure-play) based on PDC’s production split between the DJ and Delaware Basins.

Blended Average of SRC/CDEV Performance

SRC and CDEV – Direct Offsetting Peers in the DJ and Delaware

Note: Delaware map does not include all of CDEV’s acreage. Source: DrillingInfo.

Summary

Kimmeridge believes that the skewed performance results presented by PDC in its 2019 Proxy requires additional explanation and a better peer group.

WE URGE YOU TO PLEASE VOTE THE GOLD PROXY CARD and give the Kimmeridge Nominees the chance to serve as a catalyst for change at PDC. The Kimmeridge Nominees stand ready to represent the voice of stockholders who deserve to have a Board and management who are willing to lead through the lens of ownership, setting the tone at the top for the Board and management to think and act like owners. VOTING GOLD IS A VOTE FOR STOCKHOLDERS AND A FUTURE FOR PDC WITH THE POTENTIAL TO RETURN TO A PATH OF PROFITABILITY.

YOUR VOTE IS CRUCIAL

About Us

Kimmeridge is a private equity firm, and direct operator, focused on the development of unconventional oil and gas assets at the front-end of the cost curve in the US upstream energy sector. We are also deeply familiar with PDC’s core assets in the Permian basin, having owned and operated those assets prior to selling them to PDC in 2016. We are stockholders who believe that public company boards should have meaningful equity ownership and must hold management accountable for performance. We are currently invested in only one public E&P, that being PDC.

How to Vote

You can vote electronically via the Internet, by telephone or by signing and dating the GOLD Proxy Card or Voting Instruction Form and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated (“Innisfree”) toll free at (877) 750-8338 or collect at (212) 750-5833.

We urge you NOT to vote using any WHITE proxy card or voting instruction forms you receive from PDC. If you return the WHITE proxy card – even by simply indicating “withhold” on the Company’s slate – you will revoke any vote you had previously submitted for the Kimmeridge Nominees on the GOLD proxy card.

In this pivotal time, we sincerely request that you vote GOLD for the Kimmeridge nominees - experienced industry professionals who think and act like owners.

Sincerely,

Kimmeridge Energy Management Company, LLC

Bell Dell, Founder and Managing Member

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.